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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 2)*

                            nStor Technologies, Inc.
                            ------------------------
                                (Name of Issuer)

                          Common Stock, $.05 par value
                          ----------------------------
                         (Title of Class of Securities)

                                   67018N 10 8
                                   -----------
                                   (Cusip No.)

                                 Bernard Marden
                           1290 South Ocean Boulevard
                    Palm Beach, Florida 33480, (561) 833-2001
                    -----------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 March 14, 2001
                                 --------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 67018N 10 8

1) Name of Reporting persons S.S. or IRS Identification Nos. of above persons

                        BERNARD A. MARDEN   (###-##-####)

2)       Check the Appropriate Box if a Member of a Group

         (a)  [ ]          (b) [ ]


3)       SEC Use Only _____________________________________________


4)       Source of Funds:           PF

5)       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e) [ ]


6)       Citizenship or Place of Organization:        U.S.A.

         Number of      (7) Sole Voting Power:         6,735,711
         Shares Bene-
          ficially      (8) Shared Voting-Power:          -0-
         Owned by Each
          Reporting     (9) Sole Dispositive Power:    6,735,711
          Person
          With         (10) Shared Dispositive Power:     -0-

11)      Aggregate Amount Beneficially Owned by Each Reporting Person:
                                    6,735,711

12)      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                       [ ]

13)      Percent of Class Represented by Amount in Row (11):
                                      17.0%

14)      Type of Reporting Person:           IN


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Item 1.  Security and Issuer.

This Statement on Schedule 13D relates to the shares of Common Stock, par value $.05 per share (the "Shares"), of nStor Technologies, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 10140 Mesa Rim Road, San Diego, California 92121.

Item 2.  Identity and Background.

a.       Name: Bernard A. Marden

b.       Business address: 1290 South Ocean Blvd.
                           Palm Beach, FL  33480

c. Present principal occupation: Investor Name and address of corporation business is primarily conducted through:

         -------------------------------------------------------

d) During the past five (5) years, Mr. Marden has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e) During the past five (5) years, Mr. Marden has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in his being subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f)       Citizenship: U.S.A.

Item 3.  Source and Amount of Funds of Other Consideration.

The transactions reported by Mr. Marden as described in Item 5(c) were issued to him in connection with loans made to the Company either by Mr. Marden directly or The Charlotte Marden 1993 Trust for which Mr. Marden is a trustee.

Item 4.  Purpose of Transaction.

Purpose of acquisition of securities of the issuer: Investment.


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a.       Reporting person has no specific plan or proposal to acquire additional securities of the Company or to dispose of any securities of the Company. However, as an investor, reporting person reviews from time to time the performance of all of his investments, including but not limited to the securities of the Company, and may in the future acquire additional securities of the Company or dispose of some or all of the securities of the Company.

b.       None.
c.       None.
d.       None.
e.       None.
f.       None.
g.       None.
h.       None.
i.       None.
j.       None.

Item 5.  Interest in Securities of the Issuer.

This Amendment to Schedule 13D reflects a change in the number of shares and the percentage interest represented thereby of the Company's Common Stock held by the reporting person as a result of the transactions described in 5(c) below.

         (a) Mr. Marden is currently the beneficial owner of 6,735,711 shares of the Company's Common Stock representing 17.0% of the Company's Common Stock. Of these, (i) 2,827,821 shares are held directly by Mr. Marden; (ii) 820,833 shares are issuable upon the exercise of currently exercisable warrants of which 345,833 shares are held by Mr. Marden directly and 475,000 shares are held by The Charlotte Marden 1993 Trust for which Mr. Marden is a trustee ("CM Trust"), and; (iii) 3,087,057 shares are issuable upon the conversion of currently outstanding shares of the Company's Series D Convertible Preferred Stock as to 1,000,000 shares, Series E Convertible Preferred Stock as to 333,333 shares and Series I Convertible Preferred Stock as to 1,753,724 of which 350,667 shares are held directly by Mr. Marden and 1,403,057 shares are held by the CM Trust.
         (b) Mr. Marden has the sole dispositive and voting power over the 6,735,711 shares of the Company's Common Stock benefically owned by him.
         (c) Since the most recent filing on Schedule 13D made by Mr. Marden for an April 13, 2000 event (the purchase of 25,000 shares of the Company's Common Stock), Mr. Marden has effected the following transactions involving the Company's Common
                  Stock:

                  (i) On March 14, 2001, short-term loans previously made to the Company aggregating $1,250,000 ($250,000 loaned by Mr. Marden directly and $1,000,000 loaned by the CM Trust) were exchanged for 8% Convertible Promissory Notes convertible immediately into 250,000 and 1,000,000 shares, respectively, of the Company's Common Stock. This transaction was reported on Mr. Marden's Form 4 for March 2001.
                  (ii) On March 14, 2001, in connection with the convertible notes described at 5(c)i, warrants to purchase an aggregate of 312,500 shares were issued to Mr. Marden of which 62,500 warrants were issued directly to Mr. Marden and 250,000 warrants were issued to the CM Trust. The warrants are exercisable immediately and have an exercise price of $1.20 per share. This transaction was reported on Mr. Marden's Form 4 for March 2001.
                  (iii) Effective April 12, 2001, the convertible notes referred to at 5(c)i were exchanged for the Company's Series I Convertible Preferred Stock, including $12,671 in accrued interest. Mr. Marden received 252 shares and the CM Trust received 1,010 shares of the Series I Convertible Preferred Stock with a stated value of $252,479 and


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                           $1,010,192, respectively. The shares of Series I
                           Convertible Preferred Stock are convertible into 350,667 and 1,403,057 shares, respectively, of the Company's Common Stock at $.72 per share. This transaction was reported on Mr. Marden's Form 4 for April 2001.
                  (iv) On June 7, 2001, in connection with a loan made to the Company by the CM Trust, the Company issued a warrant to the CM Trust to purchase 225,000 shares of the Company's Common Stock at $.47 per share. This transaction was reported on Mr. Marden's Form 4 for June 2001.
                  (v) On July 12, 2001, Mr. Marden purchased 40,000 shares for $140,000 in a private transaction. This transaction was reported on Mr. Marden's Form 4 for July 2001.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7.  Material to be Filed as Exhibits

None


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 28, 2001



                                                /s/ Bernard A. Marden
                                       -----------------------------------------
                                                     (Signature)



                                                  Bernard A. Marden
                                       -----------------------------------------
                                                       (Name)


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